File No. 0-27884
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August, 2005
Macronix International Co., Ltd.
No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China
     [ Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑       Form 40-F ☐.
     [ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐       No ☑.
     [ If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                    .]

Table of Contents

Monthly Sales Report- August 2005	3

Regulated Announcement for the month of August 2005	4 ~ 6

2Q’05 Investor Conference Presentation Materials & Quarterly Report	7 ~ 10

Signatures	11

MACRONIX INTERNATIONAL CO., LTD.
For the month of August 2005
This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of August 2005.
     Sales volume (NT$ : Thousand)

Time	Item	2005	2004	Changes	(%)
August	Invoice amount	1,717,370	2,053,866	-336,496	-16.38%
August	Net Sales	1,704,665	2,048,686	-344,021	-16.79%
     Funds lent to other parties (NT$ : Thousand)

	Bal. As of	Bal. As of
	August, 2005 end	July, 2005 end	Limit of lending
MXIC	0	0	0
MXIC’s subsidiaries	0	0	0
     Endorsements and guarantees (NT$ : Thousand)

	Limit of endorsement	August	Bal. As of period end
MXIC	14,542,283	0	2,018,857
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries	0	0	2,018,857
MXIC’s subsidiaries endorses for MXIC	0	0
MXIC endorses for PRC companies	0	0
MXIC’s subsidiaries endorses for PRC companies	0	0
     Financial derivatives transactions (NT$ : Thousand)
4-1 Trading purpose :

Option
		Sell		Buy
	Future	Call	Put	Call	Put	Forward	Swap	Others
Margin Payment	—	—	—	—	—	—	—	—
Premium Income (Expense)	—	—	—	—	—	—	—	—
Outstanding Contract
Notional Amount	—	—	—	—	—	—	—	—
Mark to Market Value	—	—	—	—	—	—	—	—
Expired Contract
Notional Amount	—	—	—	—	—	—	—	440,850
Recognized Amount	—	—	—	—	—	—	—	-3,523

4-1 Hedging purpose ( for assets / liabilities denominated in foreign currencies) :

Option
		Sell		Buy
	Future	Call	Put	Call	Put	Forward	Swap	Others
Margin Payment	—	—	—	—	—	—	—	—
Premium Income (Expense)	—	—	—	—	—	—	—	—
Outstanding Contract
Notional Amount	—	—	—	—	—	—	—	—
Mark to Market Value	—	—	—	—	—	—	—	—
Expired Contract
Notional Amount	—	—	—	—	—	2,324,895	—	—
Recognized Amount	—	—	—	—	—	11,851	—	—

MACRONIX INTERNATIONAL CO., LTD.
For the month of August 2005
This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC : 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC : 3) outstanding units and shares of ADR : 4) outstanding amount of Convertible Bonds by MXIC for the month of August 2005.
     The trading of directors, supervisors, executive officers and 10% shareholders :

		Number of
		shares held when
		elected (for
		Directors,	Number of	Number of shares
		Supervisors and	shares held as	held as
Title	Name	Executive Officers)	July 31, 2005	August 31, 2005	Changes
Assistant Vice President	Y.L.Lin	0	8,439,413	7,989,413	-450,000
Assistant Vice President	Allen Dai	0	210,646	200,646	-10,000
Assistant Vice President	C.D.Lin	0	2,989,822	2,949,822	-40,000
     The pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders : None
     Outstanding units and shares of ADR :

Outstanding of units on	Outstanding of shares on	Outstanding of units on	Outstanding of shares on
July 31, 2005	July 31, 2005	August 31, 2005	August 31, 2005
34,963,180.3	349,631,803	34,963,180.3	349,631,803

MACRONIX INTERNATIONAL CO., LTD.
For the month of August 2005
This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of August 2005.
     The acquisition of assets :

			Purchase Price
		Trade Quantity	(Per Unit)
Date	Description of assets	(Unit)	(NT$)	Trade Amount (NT$)
2005/08/25	KIRIN BOND FUND	32,234,275.7000	10.8525 ~ 10.8718	350,000,000
2005/08/26	JF (TAIWAN) BOND FUND	23,398,575.9000	14.9503 ~ 14.9779	350,000,000

Macronix International Co., Ltd.
16, Li-Hsin Road, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C.
Tel: +886 3 578 6688                 Fax: +886 3 563 2888
08/09/2005
MXIC Reports Second Quarter 2005 Financial Results

●	Posted net sales revenues of NT$3,876 million for the quarter increased by 7 percent sequentially and down by 42 percent year over year.

●	Gross loss of NT$(523) million and gross margin of negative 13 percent for the quarter.

●	Reported an operating loss of NT$(1,766) million, Net loss of NT$(3,442) million, EPS of NT$(0.72) for the quarter.

●	Capacity utilization rate up to 81 percent.
Hsinchu, Taiwan, R.O.C. – Macronix International Co., Ltd. (NASDAQ: MXICY, TSEC: 2337) today reported unaudited financial results of the second quarter. All figures were prepared in accordance with R.O.C. GAAP on an unconsolidated basis.
Second Quarter Financial Results
     The Company reported the second quarter revenues of NT$3,876 million, with an increase of 7 percent from the NT$3,611 million in the first quarter of 2005 and declined by 42 percent from NT$ 6,702 million in the second quarter a year ago. The sequential revenue growth was due to the increased unit shipment compared to last quarter.
     Gross margin for the quarter was negative 13 percent compared to negative 27 percent for the first quarter of 2005, compared to 19 percent in the second quarter of 2004. Gross loss for the quarter was NT$(523) million. On a sequential basis, the favorable product mix variance of gross profit for the quarter were NT$28 million, higher capacity utilization rate also increased favorable capacity variance by NT$682 million and the unfavorable price/cost variance of gross profit were NT$(245) million.
     Operating expenses for the quarter were NT$1,243 million, slightly increased by NT$121 million sequentially, and increased by NT$127 million compared to the second quarter of 2004, the higher operating expense was caused by advance process technology & product development activities. Operating loss was NT$(1,766) million for the quarter, compared to operating loss of NT$(2,110) million in the first quarter of 2005 and operating income of NT$189 million in the second quarter of 2004.
     The net non-operating loss was NT$(1,676) million, consisted of the net inventory loss provision of NT$ (23) million, the recognized investment loss of NT$(1,596) million, including MX(BVI) impairment loss on Tower Semiconductor Ltd. of NT$(1,501) million under R.O.C. GAAP #5 long term investment valuation (cost method), the foreign exchange loss of NT$(23) million, the net interest expense of NT$(48) million and other income of NT$15 million.
     The net loss before tax was NT$(3,442) million compared to a net loss of NT$(2,975) million in last quarter and a net income of NT$503 million in the second quarter of 2004.
     The EPS was NT$(0.72), compared to NT$(0.60) in the first quarter of 2005 and NT$0.10 in the second quarter of 2004.

Flash accounted for 43% and Mask ROM accounted for 41% of Net Sales Revenue
     Sales in Flash products accounted for 43 percent of net sales, increase sequentially by 18 percent, down 55 percent year over year. However the unitshipment of Flash was increased by 16 percent compared to last quarter, but decreased by 13 percent year over year. The Average Selling Price of lower density Flash products continued to decline and might face pricing pressure. Mask ROM accounted for 41 percent of net sales revenue, slightly decline by 3 percent sequentially, but dropped 22 percent year over year. However the unit shipment of Mask ROM was increased by 12 percent compared to last quarter, but decreased by 8 percent year over year. Sales in SLC products accounted for 6 percent of net sales revenue, decreased by 6 percent sequentially, down 50 percent year over year. Sales in SMS products accounted for 10 percent of net sales revenue, increased by 45 percent sequentially, and decline by 14 percent compared to the same period of 2004.
Capacity Utilization Rate increased to 81%
     Advanced process technology products (0.25 um NBitTM, 0.15 um & 0.18 um) collectively accounted for 58 percent of revenue for the second quarter of 2005. Due to the higher units shipments of non-volatile memory products in this quarter and upcoming seasonal demands, Capacity utilization rate reached to 81 percent for the second quarter of 2005.
Liquidity and Financial Highlights
     As of June 30, 2005, The Company had NT$7,486 million in cash and cash equivalents. The cash position would add up to NT$9,319 million including the restricted deposits. The financial strength remained sound while the net inventory level continue to decrease by NT$415 million to NT$ 3,399 million compared to March 31, 2005. The total liability decreased to NT$15,912 million, a decrease of NT$209 million, compared to NT$16,121 million as the end of March 31 2005. Owner’s Equity was NT$29,085 million. Capital expenditure for the quarter was NT$853 million. Depreciation and amortization expenses were NT$1,824 million for the quarter, slightly increased by NT$55 million compared to last quarter. Cash flow from operation was NT$482 million.
Capital and Corporate Restructure
The Company held Board Meeting yesterday (Aug.8th) and the following topics were discussed during the meeting:
(1)	In order to strengthen the capital structure, reducing the accumulated deficit is required. The regulatory requirements and schedule will be proposed to next Board Meeting for resolution.

(2)	The Company will consider further restructure the product lines.

The following tables summarized MXIC’s financial highlights:
Quarterly Income Statement
Note * 2005Q2 financial results need to be audited by CPA and subject to approval of Macronix Board of Directors.

				QoQ	YoY
UNIT:NT$M: expect EPS	2005/Q2	2005/Q1	2004/Q2	Change	Change
Net Sales Revenue	3,876	3,611	6,702	7%	(42%)
Gross Profit	(523)	(988)	1,306	(47%)	—
Gross Margin%	(13%)	(27%)	19%	—	—
Operating Expenses	(1,243)	(1,122)	(1,116)	11%	11%
Operating Income (Loss)	(1,766)	(2,110)	189	(16%)	—
Net Non-Operating Income (Loss)	(1,676)	(865)	313	94%	—
Income (Loss) Before Tax	(3,442)	(2,975)	503	16%	—
Income Taxes	(161)	0	0	—	—
Net Income (Loss)	(3,603)	(2,975)	503	21%	—
EPS(NT$)	(0.72)	(0.60)	0.10
Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995
The news release contains forward-looking statements, as defined in the Safe Harbor Provisions of the United States Private Securities Litigation Reform act of 1995. These forward-looking statements, including the statements generally can be identified by phrases such as Macronix or the Company “believes”, “expects”, “anticipates”, “foresees”, ”forecasts”, “estimates” or other words or phrases of similar import. Similarly, such statements describe the Company’s business outlook, financial highlights and the projections of capacity expansions. Although the Company believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be attained. A description of certain risks and uncertainties, which could cause actual results to differ materially from those indicated in the forward-looking statements can be found in the section captioned “ Risk Factors” in the Company’s 2004 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on June 30, 2005. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
About Macronix International Co., Ltd.
Macronix International Co., Ltd. (NASDAQ: MXICY and TSEC: 2337) is an independent designer, producer and supplier of non-volatile memory products such as Mask ROM, EPROM, Flash, and logic and other application-specific integrated circuit products including system-on-a-chip (also named as SOC) and solutions. Macronix views itself as an integrated solutions provider, treating its customers as strategic partners and working closely with them in all aspects of product development to provide silicon chip solutions that satisfy their specific needs. Headquartered in Hsin-Chu, Taiwan, Macronix currently employs approximately 3,480 people worldwide.

Macronix was named by Business Week in June 2001 as one of the top 100 Information Technology companies worldwide. In addition, Macronix’s Chairman and President, Miin Wu, was named by Business Week in July 2001 as one of 13 entrepreneurs among 50 “stars” of Asia.
For more information, please visit the Company’s website at www.macronix.com.
Contacts:

Patrick Tang	Jonathan Lee
Macronix International Co., Ltd.	Macronix International Co., Ltd.
Public Relations	Finance Center
+0930 111 183	+03 578 6688 ext.76630
patricktang@mxic.com.tw	jonathanlee@mxic.com.tw

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.

Date: September 26, 2005	By: /s/ Paul Yeh

Name: Paul Yeh
Title: Associate Vice President of Finance Center